================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 14A
                                 (RULE 14A-101)
                            SCHEDULE 14A INFORMATION


                  PROXY STATEMENT PURSUANT TO SECTION 14(A) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)


Filed by the Registrant [_]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]   Preliminary Proxy Statement.
[_]   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)).
[_]   Definitive Proxy Statement.
[_]   Definitive Additional Materials.
[_]   Soliciting material Pursuant to ss. 240.14a-12.

                               SHOPKO STORES, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

LEVCO ALTERNATIVE FUND, LTD., PURCHASE ASSOCIATES, L.P., PURCHASE ASSOCIATES II,
   L.P., ALVARADO CAPITAL PARTNERS, L.P., JOHN A. LEVIN & CO., INC., LEVCO GP,
           INC., BKF CAPITAL GROUP, INC., HENRY LEVIN, JONATHAN REISS,
                        ROSTY RAYKOV AND GABE TSUBOYAMA
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

PAYMENT OF FILING FEE (Check the appropriate box):
[X]  No fee required.
[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
     1)  Title of each class of securities to which transaction applies:________
     2)  Aggregate number of securities to which transaction applies:___________
     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):_____________
     __________________________________________________________________________
     4)  Proposed maximum aggregate value of transaction:_______________________
     5)  Total fee paid:________________________________________________________

[_]  Fee paid previously with preliminary materials.
[_]  Check box if any part of the fee is offset as provided by Exchange
     Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     1)  Amount Previously Paid: _______________________________________________
     2)  Form, Schedule or Registration Statement No.: _________________________
     3)  Filing Party: _________________________________________________________
     4)  Date Filed: ___________________________________________________________

================================================================================

                                PRELIMINARY COPY


                 SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2005


Levco Alternative Fund, Ltd., Purchase Associates, L.P., Purchase Associates II,
   L.P., Alvarado Capital Partners, L.P., John A. Levin & Co., Inc., Levco GP,
           Inc., BKF Capital Group, Inc., Henry Levin, Jonathan Reiss,
                        Rosty Raykov, and Gabe Tsuboyama


                                September 15, 2005


Fellow Shareholders:


         The attached proxy statement and the enclosed green proxy card are being furnished to you, the shareholders of ShopKo Stores, Inc. ("ShopKo"), in connection with the solicitation of proxies by Levco Alternative Fund, Ltd., Purchase Associates, L.P., Purchase Associates II, L.P., Alvarado Capital Partners, L.P., John A. Levin & Co., Inc., Levco GP, Inc., BKF Capital Group, Inc., Henry Levin, Jonathan Reiss, Rosty Raykov and Gabe Tsuboyama for use at the special meeting of shareholders of ShopKo, and at any adjournments or postponements thereof (the "Special Meeting"), relating to ShopKo's proposed acquisition (the "Merger") by entities directly and indirectly owned by an investment group consisting of entities advised by or affiliated with Goldner Hawn Johnson & Morrison Incorporated, a Minneapolis-based private equity firm, and Mr. Jack W. Eugster, a member of the board of directors of ShopKo. In connection with the proposed Merger, ShopKo entered into an Agreement and Plan of Merger, dated as of April 7, 2005, as amended on September 9, 2005, with Badger Retail Holding, Inc. and Badger Acquisition Corp., which are entities directly and indirectly owned by Goldner Hawn Johnson & Morrison Incorporated.


         Pursuant to the attached proxy statement, we are soliciting proxies from holders of shares of ShopKo common stock to vote AGAINST the proposed Merger.


         The Special Meeting will be held on October __, 2005 at local time at the offices of Sidley Austin Brown & Wood LLP, Bank One Plaza, 10 South Dearborn Street, 55th Floor, Room 2C, Chicago, Illinois 60603.


         We urge you to carefully consider the information contained in the attached proxy statement and then support our efforts by signing, dating and returning the enclosed GREEN proxy card today. The attached proxy statement and the enclosed GREEN proxy card are first being furnished to the shareholders on or about September , 2005.

         If you have already voted for management's proposals relating to the merger, you have every right to change your vote by signing, dating and returning a later dated proxy card.

         If you have any questions or require any assistance with your vote, please contact MacKenzie Partners, Inc., which is assisting us, at their address and toll-free numbers listed on the following page.

                                               Thank you for your support,

                                               LEVCO ALTERNATIVE FUND, LTD.
                                               PURCHASE ASSOCIATES, L.P.

                                               PURCHASE ASSOCIATES II, L.P.
                                               ALVARADO CAPITAL PARTNERS, L.P.
                                               JOHN A. LEVIN & CO., INC.
                                               LEVCO GP, INC.
                                               BKF CAPITAL GROUP, INC.
                                               HENRY LEVIN
                                               JONATHAN REISS
                                               ROSTY RAYKOV
                                               GABE TSUBOYAMA

================================================================================

 IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR GREEN PROXY CARD,
          OR NEED ADDITIONAL COPIES OF OUR PROXY MATERIALS, PLEASE CALL
              MACKENZIE PARTNERS AT THE PHONE NUMBERS LISTED BELOW.

                                [GRAPHIC OMITTED]
                       [LOGO - MACKENZIE PARTNERS, INC.]

                               105 Madison Avenue
                               New York, NY 10016
                           proxy@mackenziepartners.com
                          (212) 929-5500 (Call Collect)

                                       or
                            TOLL-FREE (800) 322-2885

================================================================================

                                PRELIMINARY COPY
                 SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2005


                      2005 SPECIAL MEETING OF SHAREHOLDERS
                                       OF
                               SHOPKO STORES, INC.

                               ___________________

   PROXY STATEMENT OF LEVCO ALTERNATIVE FUND, LTD., PURCHASE ASSOCIATES, L.P., PURCHASE ASSOCIATES II, L.P., ALVARADO CAPITAL PARTNERS, L.P., JOHN A. LEVIN &
CO., INC., LEVCO GP, INC., BKF CAPITAL GROUP, INC., HENRY LEVIN, JONATHAN REISS,
                         ROSTY RAYKOV AND GABE TSUBOYAMA

                               ___________________


         This Proxy Statement and the accompanying green proxy card are being furnished to you, the shareholders ("Shareholders") of SHOPKO STORES, INC. ("ShopKo" or the "Company"), in connection with the solicitation of proxies by Levco Alternative Fund, Ltd. ("Levco"), Purchase Associates, L.P. ("Purchase"), Purchase Associates II, L.P. ("Purchase II"), Alvarado Capital Partners, L.P. ("Alvarado"), John A. Levin & Co., Inc. ("Levin & Co."), Levco GP, Inc. ("Levco GP"), BKF Capital Group, Inc. ("BKF Capital" and together with Levco, Purchase, Purchase II, Alvarado, Levin & Co. and Levco GP, the "Participant Beneficial Owners"), Henry Levin, Jonathan Reiss, Rosty Raykov, and Gabe Tsuboyama (collectively, with the Participant Beneficial Owners, the "Participants"), to be used at the 2005 Special Meeting (the "Special Meeting") of Shareholders of ShopKo which is scheduled to be held at local time on October , 2005, at the offices of Sidley Austin Brown & Wood LLP, Bank One Plaza, 10 South Dearborn Street, 55th Floor, Room 2C, Chicago, Illinois 60603, and at any adjournments, postponements or continuations thereof.


         Definitive copies of this Proxy Statement and the accompanying green proxy card are intended to first be furnished to Shareholders on or about September , 2005.


         As you know, on April 8, 2005, ShopKo announced its proposed acquisition (the "Merger") by entities directly and indirectly owned by an investment group consisting of entities advised by or affiliated with Goldner Hawn Johnson & Morrison Incorporated, a Minneapolis-based private equity firm ("Goldner Hawn"), and Mr. Jack W. Eugster ("Mr. Eugster"), a member of the board of directors (the "Board of Directors") of ShopKo. In connection with the proposed Merger, ShopKo entered into an Agreement and Plan of Merger, dated as of April 7, 2005, which was subsequently amended on September 9, 2005 (as amended, the "Merger Agreement"), with Badger Retail Holding, Inc. and Badger Acquisition Corp., which are entities directly and indirectly owned by Goldner Hawn (collectively with Goldner Hawn, the "Acquirors").


         At the Special Meeting, ShopKo is asking Shareholders to consider and vote upon (i) a proposal to approve the Merger Agreement, (ii) a proposal to adjourn the Special Meeting if necessary or appropriate to permit further solicitation of proxies by ShopKo if there are not sufficient votes at the time of the Special Meeting to approve the Merger Agreement, and (iii)such other business as may properly come before the Special Meeting or any adjournments or postponements of the Special Meeting.

         We oppose the proposed Merger and Merger Agreement and the adjournment of the Special Meeting because we believe that:

         o a leveraged recapitalization could have been more beneficial to shareholders,

         o the $25 per share Merger consideration is inadequate and does not fully reflect the Company's value; it still requires an equity contribution from the Acquirors of only $30 million,

         o Mr. Eugster's post-closing compensation will potentially equal or exceed the purchase price of his 10% interest in ShopKo in connection with the Merger.


         o the recent amendment to the Company's By-laws is a manipulation of the corporate machinery that can be utilized to delay a vote on the Merger and thereby defeat legitimate objections to a transaction which we believe is not in the best interests of the Shareholders, and

         o the recent change to the expense reimbursement provisions of the Merger Agreement is an inappropriate and coercive attempt to ensure that the Shareholders vote in favor of the Merger.


         You should refer to the information set forth under the heading "REASONS TO DEFEAT THE PROPOSED MERGER" for a more detailed explanation of our reasons for opposing the proposed Merger and Merger Agreement and the adjournment of the Special Meeting.

         FOR THE AFOREMENTIONED REASONS, AS FURTHER DESCRIBED UNDER THE HEADING "REASONS TO DEFEAT THE PROPOSED MERGER", WE URGE YOU TO DEFEAT THE PROPOSED MERGER BY SIGNING, DATING AND RETURNING THE ACCOMPANYING GREEN PROXY CARD VOTING AGAINST THE APPROVAL OF THE MERGER AND MERGER AGREEMENT AND THE ADJOURNMENT OF THE SPECIAL MEETING.

                                    IMPORTANT

         YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, OF SHOPKO (THE "COMMON STOCK") YOU OWN (THE "SHARES"). WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED GREEN PROXY CARD TODAY TO VOTE AGAINST THE COMPANY'S MERGER PROPOSAL.

         We do not believe that the Merger is in the best interest of the Shareholders. A vote AGAINST the Merger will enable you to send a message to the Company and its Board of Directors that you are committed to maximizing the value of your Shares.

o If your Shares are registered in your own name, please sign and date the enclosed GREEN proxy card and return it to MacKenzie Partners, Inc., in the enclosed envelope today.

o If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date (as defined below), only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the GREEN proxy card. We urge you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to MacKenzie Partners, Inc., who is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of this Proxy Statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.

             YOU MAY ALSO BE ABLE TO VOTE BY TELEPHONE OR INTERNET.

  SINCE THERE IS NOT MUCH TIME UNTIL THE SPECIAL MEETING, PLEASE CALL MACKENZIE
    PARTNERS FOR ASSISTANCE IN VOTING YOUR SHARES BY TELEPHONE OR INTERNET:

                                [GRAPHIC OMITTED]
                           [LOGO - MACKENZIE PARTNERS]

                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                           proxy@mackenziepartners.com

                                       or
                          CALL TOLL FREE (800) 322-2885

         According to the Company's proxy statement filed with the Securities and Exchange Commission (the "SEC"), on August 9, 2005 (the "Company's Proxy Statement"), the approval of the Merger Agreement by the Shareholders requires the affirmative vote of at least a majority of the shares of ShopKo Common Stock, outstanding on August 1, 2005, the record date (the "Record Date").

         Only holders of record of ShopKo's Common Stock as of the close of business on the Record Date established by ShopKo are entitled to notice of, and to attend and to vote at the Special Meeting and any adjournments or postponements thereof. According to the Company's Proxy Statement, as of the Record Date, there were outstanding approximately 30,170,251 shares of Common Stock. Shareholders of record at the close of business on the Record Date will be entitled to one vote at the Special Meeting for each share of Common Stock of ShopKo held on the Record Date.

         As of the Record Date, the Participants beneficially own an aggregate of 1,818,400 shares of Common Stock, representing approximately 6% of the outstanding shares of Common Stock. As of the Record Date: (i) Levco beneficially owns an aggregate of 1,521,800 shares of Common

Stock, representing approximately 5.1% of the outstanding shares of Common Stock; (ii) Purchase beneficially owns an aggregate of 93,400 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common Stock; (iii) Purchase II beneficially owns an aggregate of 129,000 shares of Common Stock, representing approximately 0.4% of the outstanding shares of Common Stock; (iv) Alvarado beneficially owns an aggregate of 12,000 shares of Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock; (v) Levco GP beneficially owns an aggregate of 234,400 shares of Common Stock, representing approximately 0.8% of the outstanding shares of Common Stock; (vi) Levin & Co. beneficially owns an aggregate of 1,818,400 shares of Common Stock, representing approximately 6% of the outstanding shares of Common Stock; (vii) BKF Capital beneficially owns an aggregate of 1,818,400 shares of Common Stock, representing approximately 6% of the outstanding shares of Common Stock; and (viii) Messrs. Henry Levin, Jonathan Reiss, Rosty Raykov and Gabe Tsuboyama did not beneficially own any shares of Common Stock.

         The Participants intend to vote all such shares AGAINST the Merger Agreement.

         YOUR VOTE IS EXTREMELY IMPORTANT TO DEFEAT THE PROPOSED MERGER AND THE APPROVAL OF THE MERGER AGREEMENT. WE URGE YOU TO MARK, SIGN, DATE AND RETURN THE ACCOMPANYING GREEN PROXY CARD TO VOTE "AGAINST" THE MERGER AND MERGER AGREEMENT AND THE ADJOURNMENT OF THE SPECIAL MEETING.

         WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY SHOPKO. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING THE LATER-DATED ACCOMPANYING GREEN PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, OR BY VOTING IN PERSON AT THE SPECIAL MEETING. IT IS VERY IMPORTANT THAT YOU DATE THE ACCOMPANYING GREEN PROXY CARD. SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW.

                      REASONS TO DEFEAT THE PROPOSED MERGER

         We oppose the proposed Merger and urge the Shareholders to defeat the Merger by voting against the Merger and Merger Agreement and the adjournment of the Special Meeting for the reasons set forth below.

         I. A LEVERAGED RECAPITALIZATION COULD HAVE BEEN MORE BENEFICIAL TO SHAREHOLDERS.


         We do not believe that the Board of Directors should have determined that the Merger was fair to, and in the best interests of, the Shareholders. We believe that based on the fair value of the Company's real estate assets, a leveraged recapitalization would have been more beneficial to the Shareholders than the proposed Merger.

         Pursuant to the Merger, the Acquirors will be purchasing the Company for approximately $1.1 billion, using just $30 million of equity, or $1 per share. The remaining approximately $1 billion will be financed through debt that is largely secured by the Company's real estate. On September 9, 2005, the Acquirors agreed to increase the purchase price for the Company by $1 from $24 per share to $25 per share. In a Transaction Update FAQ filed by the Company on September 13, 2005 as Definitive Additional Materials on Schedule 14A, the Company advised that it is not aware of any changes in the composition of the Acquirors' equity financing resulting from the additional $1 per share consideration reflected in the Merger Agreement. As a result, $24 out of the $25 per share consideration will be financed through debt that is largely secured by the Company's real estate, leaving only $1 per share attributable to equity financing and we believe that this equity is inadequate.

         We note that Goldner Hawn has stated in a letter to the Board of Directors filed by the Company on a Schedule 14A on August 30, 2005, that it has been informed by its lender, Bank of America, N.A., that Bank of America, N.A. has received the appraisals necessary to satisfy the applicable condition contained in the real estate commitment letter described in the Company's Proxy Statement materials and that Goldner Hawn has not obtained copies of those appraisals and has not obtained its own appraisals of the Company's real estate. We continue to believe that this information is critical for Shareholders to be able to vote on the Merger and call upon Goldner Hawn to obtain copies of such real estate appraisals from Bank of America, N.A. and share such appraisals with the Company's Shareholders. Goldner Hawn further states that it has been informed by Bank of America, N.A. that it has received, but has not independently verified, appraisals that value the real estate subject to the financing at approximately $880 million in the aggregate. We would like clarification as to what real estate was included in the appraisals conducted by Bank of America, N.A. and what real estate was not included in these appraisals. We would also like the Company to clarify whether it or Bank of America, N.A. has appraised the value of the Company's long term leases and, if so, to make those appraisals available to the Shareholders. We believe this information is critical for Shareholders to be able to vote on the Merger on a fully informed basis since real estate constitutes a significant portion of the Company's assets. If significant real estate assets have not been used as collateral to secure the transaction financing arranged by the Acquirors, such assets could and in our opinion should be utilized to obtain additional borrowings and permit payment of a Purchase Price in excess of $25 per share.

         We have attempted to value the Company in a recapitalization based on a review of management's base case business plan for the next four years. If, for example, the Company had effected a recapitalization using similar leverage as the Merger and therefore paid a $23 per share special dividend (only $1 less than the Merger value to shareholders), we estimated future free cash flows of the business (utilizing our assumptions of the interest payments and income tax such a recapitalization would entail) for the next several fiscal years would have been the following:


--------------------------------------------------------------------------------
                   FISCAL YEAR ENDING ON OR ABOUT JANUARY 31,
--------------------------------------------------------------------------------
($ in millions, except per share)          2006     2007     2008     2009
--------------------------------------------------------------------------------
EBITDA (1)                                 $172     $167     $190     $193
--------------------------------------------------------------------------------
ESTIMATED INTEREST EXPENSE (2)             ($78)    ($78)    ($78)    ($78)
--------------------------------------------------------------------------------
ESTIMATED INCOME TAX (3)                   ($2)     $0       ($8)     ($12)
--------------------------------------------------------------------------------
CAPITAL EXPENDITURES (1)                   ($59)    ($61)    ($58)    ($42)
--------------------------------------------------------------------------------
ESTIMATED FREE CASH FLOW                   $33      $28      $46      $61
--------------------------------------------------------------------------------
ESTIMATED FREE CASH FLOW PER SHARE         $1.05    $0.89    $1.46    $1.96
--------------------------------------------------------------------------------

(1) From Shopko's management base case assumption for the fiscal years ending on or about January 31, 2006-2009 beginning on p.86 of the Company's Proxy Statement filed on Schedule 14A on August 9, 2005.

(2) Our estimate of ShopKo's annual interest expense is based upon the assumption that ShopKo borrows approximately $700 million pursuant to a real estate financing bearing interest at the rate of 7.27% per annum and approximately $367 million (reflects an additional $31 million to account for the increase in the purchase price by $1 which the Company acknowledged in a Transaction Update FAQ filed on September 13, 2005 is not, to the Company's knowledge, attributable to additional equity) pursuant to an asset backed loan facility bearing interest at a rate of 6.5% to 8.5%. We obtain the 7.27% rate by adding the rate on one month LIBOR of 3.77% as of September 13, 2005 PLUS 340 basis points (pursuant to page 65 of the Company's Proxy Statement) PLUS an additional 10 basis points (as per the August 30, 2005 letter from Goldner Hawn to ShopKo attached as Exhibit 99.1 to a Form 8-K filed by ShopKo on August 30, 2005). We obtain the 6.5% to 8.5% rates by adding the bank base rate of 6.5% as of September 13, 2005 PLUS the range of 0 to 200 basis points (pursuant to page 63 of the Company's Proxy Statement). These interest rate assumptions are based on the loan terms outlined in the Company's Proxy Statement and include a higher borrowing rate of 10 additional basis points as per the August 30, 2005 letter from Goldner Hawn to ShopKo. Based on our assumptions outlined in this footnote 2, we calculated an annual interest payment range of $74.8 million to $82.1 million and used the midpoint of that range ($78 million) as our estimated annual interest expense.
(3) Estimated at 38.5% as per ShopKo's first quarter 2005 earnings conference call held on May 19, 2005.

         The foregoing chart illustrates that free cash flow even after leveraging the Company would have been $33 million or $1.05 per share in the fiscal year ending on or about January 31,

2006 and would have remained around the same in the fiscal year ending on or about January 31, 2007 and improved in the subsequent fiscal years. The Company would, except for one year in which it would fall slightly short, have annual free cash flow of more than 100% of the Acquirors' equity investment in the Merger.

         We disagree with the Company's advisors' proposition that a recapitalized ShopKo would have resulted in lower shareholder value and that leveraging the Company would have caused the Company to have a zero or negative equity valuation under several of their scenarios.(1) The Company's advisors arrive at this valuation by assigning a multiple of EBITDA to the Company and concluding that the resulting value would not have exceeded the debt load on the levered recapitalized company. However, even their own analysis shows that a recapitalized Company would still generate significant free cash flow over the next five years -- at least $29 million(2) per year (twice that amount if capital expenditures are kept to the 2005 levels estimated by the Company in its August 18th earnings release). We are at a loss to understand how a recapitalized Company that generates free cash flow can have a negative equity valuation.

         While we do not mean to suggest that a special dividend of exactly $24 per share would necessarily achieve the greatest achievable shareholder value, we believe the foregoing illustrates what we believe are the inadequate economics of the Merger. Although a recapitalization entails risk, it is our firm belief that a leveraged recapitalization, even with a special dividend of less than $24 per share, would have been likely to deliver value to the Company's shareholders in excess of the $25 per share that will be received by the Shareholders if the proposed Merger is permitted to be consummated.

         In addition, we see no reason why many of the risks associated with a recapitalization the Company cites to justify the Merger instead of a recapitalization would apply to a levered public company any more than to a levered private company. In particular, we believe that:

         o a similarly capitalized public and private company should have few or no differences in the way they negotiate with vendors. If anything, we believe vendors would likely prefer a public company since their financial statements are publicly available;

         o the execution risks for public and private companies with similar debt loads should not be materially different;

         o both a private and public company would have similar debt refinancing risks; and

         o a public company should not be at a disadvantage to a private company for the design and implementation of competitive management compensation arrangements.

---------------------
(1)  See p. 2 of the Merrill Lynch discussion materials, Amendment No. 2,
     Schedule 13E-3 filed on August 3, 2005.

(2)  See p. 2 of the Merrill Lynch discussion materials, Amendment No. 2,
     Schedule 13E-3 filed on August 3, 2005.

         To be clear, we have not and are not making any inquiry, offer or proposal in respect of a recapitalization of ShopKo. Rather, the foregoing analysis serves to, in our opinion, highlight our belief that the consideration of $25 per share in the proposed Merger does not reflect the fair value of ShopKo.

         II. THE $25 PER SHARE MERGER CONSIDERATION IS INADEQUATE AND DOES NOT FULLY REFLECT THE COMPANY'S VALUE.

         Based upon information set forth in the Company's public filings and the presentations to the Board of Directors by their financial advisors, we believe that the intrinsic value of ShopKo is far greater than the $25 per share value placed upon the Company in the Merger.

         On September 9, 2005, the Acquirors agreed to increase the purchase price for the Company by $1 from $24 per share to $25 per share. In a Transaction Update FAQ filed by the Company on September 13, 2005 as Definitive Additional Materials on Schedule 14A, the Company advised that it is not aware of any changes in the composition of the Acquirors' equity financing resulting from the additional $1 per share consideration reflected in the Merger Agreement. The Merger contemplates a mere $30 million in equity contribution by the Acquirors, representing just $1 per share, since $24 of the $25 per share will be funded by debt, and we believe that the equity is inadequate. We believe that since $24 of the $25 per share Merger consideration will be funded by borrowings against the Company's real estate and working capital, the value of the Company clearly exceeds $25 per share.


         To illustrate, we have performed an asset valuation of the Company based on the Company's recent SEC filings and the presentation by the Company's financial advisors to the Special Committee included therein. Our analysis yields an asset value as high as $32.88 per share as follows:


--------------------------------------------------------------------------------
                                             ASSET VALUE         PER SHARE
                                             (MILLIONS)
--------------------------------------------------------------------------------
TANGIBLE BOOK VALUE (A)                     $623                  $19.57
--------------------------------------------------------------------------------
ADJUSTED TANGIBLE ASSET VALUE FROM LENDER
ASSUMED REAL ESTATE APPRAISAL (B)           $779                  $24.47
--------------------------------------------------------------------------------
PRESCRIPTION FILES (C)                      $129-$151             $4.05-$4.74
--------------------------------------------------------------------------------
CONTINUED DEFERRAL OF TAX LIABILITY (D)     $44                   $1.38
--------------------------------------------------------------------------------
ASSET VALUE                                 $952-$974             $29.90-$30.59
--------------------------------------------------------------------------------

(a) From page 4, intangible assets subtracted from shareholder equity, of the Condensed Consolidated Balance Sheet included in Shopko's Form 10-Q filed on June 3, 2005.


(b) From page 4, intangible assets subtracted from shareholder equity assuming property value of $880 million, of the Condensed Consolidated Balance Sheet included in Shopko's Form 10-Q filed on June 3, 2005. The assumed property value of $880 million is contained in the August 30, 2005 letter from Goldner Hawn to ShopKo attached as Exhibit 99.1 to a Form 8-K filed by ShopKo on August 30, 2005.


(c) From page 21 of the Merrill Lynch discussion materials submitted to the Special Committee, dated April 7, 2005, filed as Exhibit (c)(9) to Shopko's
Schedule 13E-3.

(d) From page 59, note E to the Consolidated Financial Statement included in Shopko's Form 10-K filed on April 1, 2005.


         The table above uses the appraised value of $880 million cited in the August 30, 2005 letter from Goldner Hawn to ShopKo attached as Exhibit 99.1 to a Form 8-K filed by ShopKo on August 30, 2005. We have repeatedly requested, and again request, that the Board of Directors fully detail what real estate was included in the appraisals conducted by Bank of America, N.A. to secure the Acquirors' financing and what real estate was not included in these appraisals. Despite our repeated requests, the Company has not yet responded fully and disclosed this information. We believe that the real asset value per share may be higher than $880 million if such asset value included all of the Company's properties and in-the-money leases.


         In addition, it appears that the Company's net debt has decreased from approximately $296 million to approximately $241 million(3) in just the last few months, seemingly reducing the cash needed by the Acquirors to consummate their acquisition of the Company by $55 million. The foregoing only further underscores what we believe to be the grossly inadequate price for

---------------------
(3) The approximate $296 million and approximate $241 million net debt figures are derived from information included in ShopKo's earnings press release for its second fiscal quarter in 2005 issued on August 18, 2005, and the Balance Sheet data included in Shopko's quarterly report on Form 10-Q for its first fiscal quarter in 2005, and are calculated by (i) adding short term debt PLUS the current portion of long term debt and lease obligations PLUS long term debt and lease obligations, less current portion and (ii) subtracting cash and cash equivalents as follows:

     Net Debt based on data in Shopko's quarterly report on Form 10-Q for the first fiscal quarter in 2005 (amounts in thousands):

     Cash and cash equivalents = $26,800
     Short-term debt = $78,242
     Current portion of long-term debt and lease obligations = $7,688 Long-term debt and lease obligations, less current portion = $236,767 NET DEBT: $295,897

     Net Debt based on data in ShopKo's earnings press release for its second fiscal quarter in 2005 issued on August 18, 2005 - For period ended July 30, 2005 (amounts in thousands):

     Cash and cash equivalents = $41,431
     Short-term debt = $40,000
     Current portion of long-term debt and lease obligations = $7,177 Long-term debt and lease obligations, less current portion = $234,767 NET DEBT: $240,513 which the Special Committee has agreed to permit the sale of the Company to a group that includes the Company's former Chairman of the Board of Directors.

         It also appears, based on a comparison of the April 2nd presentation made to the Special Committee by its financial advisor and the Company's Proxy Statement, that the transaction fees associated with the proposed Merger have declined from an initial estimate of $116 million(4) to $90 million.(5) This $26 million decline in the expenses the Acquirors are expected to incur in connection with the consummation of the Merger, on top of the reduction of $55 million in net debt, represents $81 million less cash than the Acquirors expected to need to complete the Merger against what is a planned equity contribution of just $30 million. We believe that these reductions in net debt and deal costs should benefit the Shareholders. We are at a loss to understand how the Board of Directors' process resulted in fees as high a $116 million, or even $90 million, on a transaction size of $1 billion. We have repeatedly asked before and ask again the Board of Directors to fully detail the breakdown of these fees and publicly disclose which amounts are to be paid to whom. Despite our repeated requests, the Company has not yet responded fully and disclosed this information. For example, only in Goldner Hawn's August 30 letter is it acknowledged that Goldner Hawn will be receiving one or more transaction fees. We again question how much of these fees Goldner Hawn in particular will be receiving? All we seek on behalf of the Shareholders is complete and transparent disclosure.

         The Company's August 18th earnings release indicated that capital expenditures for fiscal 2005 are now estimated at $35 million. This is a reduction of $32 million when compared to management's March 2005 projection of $67 million.(6) This reduction will effectively double the estimate of the Company's free cash flow utilized by the Special Committee's own financial advisors. The Merger thus seems to have become more favorable to the Acquirors since the transaction was announced by $82 million even after taking into account the additional consideration attributable to the $1 increase in per share consideration.(7)

         Based on the three factors outlined above, we question how the Special Committee can continue to conclude that the sale of the Company at a price of $25 per share to the Acquirors is in the best interests of the Company's shareholders.


--------------------------
(4) See Page 29 of the Merrill Lynch discussion materials submitted to the Special Committee on April 2, 2005.

(5) See p. 75 of the Company's Proxy Statement filed on Schedule 14A on August 9, 2005.

(6) See p. 87 of the Company's Proxy Statement filed on Schedule 14A on August 9, 2005.

(7) $82 million calculated by: (i) adding $55 million increase in net cash PLUS $26 million in lower transaction fees PLUS $32 million in reduced capital expenditures and (ii) subtracting $31 million increased debt attributable to the $1 increase in per share consideration.

         III. MR. EUGSTER'S POST-CLOSING COMPENSATION WILL POTENTIALLY EQUAL OR EXCEED THE PURCHASE PRICE OF HIS 10% INTEREST IN SHOPKO IN CONNECTION WITH THE MERGER.

         Mr. Eugster's pay package could result in payments to him that have the effect of reimbursing him for his entire out of pocket cost associated with his equity investment in the Merger. As disclosed in the Company's Proxy Statement, Mr. Eugster will invest approximately $3 million to purchase a 10% equity interest in ShopKo in connection with the Merger. At the same time, the Company's Proxy Statement states that Mr. Eugster will receive a signing bonus of $250,000 upon completion of the Merger, retention bonuses of $250,000 and $500,000 three and six months following completion of the Merger, $83,333 per month for a period of one year, for a total of approximately $1 million in the aggregate, in consideration of his service as interim Chief Executive Officer and an additional $500,000 per year for serving as chairman of the Board of Directors of the Company. Moreover, termination of Mr. Eugster's employment in certain situations described in the Company's Proxy Statement will result in the payment to him of an additional lump sum of $500,000.


         IV.      ADDITIONAL REASONS WHY WE OPPOSE THE MERGER AND THE MERGER
AGREEMENT.

         The Board of Directors recently approved an amendment to the Company's By-laws that permits the chairman of the Board of Directors or any other duly authorized officer of the Company to adjourn any annual or special meeting of the Shareholders for any purpose. We are opposed to this recent amendment to the Company's By-laws because we view it as a manipulation of the corporate machinery that can be utilized to prevent a vote on the Merger and thereby defeat legitimate objections to a transaction which we believe is not in the best interests of the Shareholders. We also believe the By-law amendment serves to enable the Company to delay the vote of Shareholders without having to set a new record date for determining which Shareholders are entitled to vote at the Special Meeting and that this is further evidence of the Company's attempt to disenfranchise Shareholders. We call upon the Board of Directors to eliminate this recent By-law amendment.

         In addition, the Company and the Acquirors have amended the Merger Agreement to provide that the Acquirors are entitled to reimbursement from the Company for their out-of-pocket expenses in an amount up to $13.5 million in the event the Shareholders do not approve the Merger at the Special Meeting regardless of whether an Acquisition Proposal (as defined in the Merger Agreement) shall have been publicly announced, disclosed or otherwise communicated to the Company's special committee or Board of Directors. Prior to amending the Merger Agreement, the Company was required to reimburse the Acquirors for their out-of-pocket expenses in the event the Shareholders failed to approve the Merger at the Special Meeting ONLY IF an Acquisition Proposal (as defined in the Merger Agreement) had been publicly announced, disclosed or otherwise communicated to the Company's special committee or Board of Directors and was not withdrawn prior to the Special Meeting. Now, a "no" vote in respect of the Merger will result in the Company being obligated to pay up to $13.5 million to the Acquirors. Consequently, we believe this recent change to the expense reimbursement provisions of the Merger Agreement is an inappropriate and coercive attempt to ensure that the

Shareholders vote in favor of the Merger and that such change is yet another reason why we oppose the Merger and the Merger Agreement. We call upon the Company and the Acquirors to restore the expense reimbursement provisions of the Merger Agreement so that the Acquirors will not automatically be entitled to receive reimbursement from the Company for their out-of-pocket expenses solely because the Shareholders do not vote in favor of the Merger.

                  CONSEQUENCES OF DEFEATING THE PROPOSED MERGER


         In the event the Merger Agreement is terminated as a result of the failure to obtain the requisite vote of the Shareholders, the Company will be required to reimburse Badger Retail Holding, Inc. (or its designees) for all of its documented out-of-pocket expenses related to the Merger up to a maximum of $13.5 million. In addition, if the Merger Agreement is terminated as a result of the failure to obtain the requisite vote of the Shareholders and on or before the termination date of the Merger Agreement an Acquisition Proposal (as defined in the Merger Agreement) shall have been publicly announced, disclosed or otherwise communicated to ShopKo's special committee or the Board of Directors and the Acquisition Proposal was not withdrawn prior to the Special Meeting, then ShopKo will be obligated to pay Badger Retail Holding, Inc. (or its designees) an amount (the "Termination Fee") equal to $13.5 million (less any amount paid pursuant to the preceding sentence) if within twelve months of the termination of the Merger Agreement, the Board of Directors shall have recommended, ShopKo shall have entered into a definitive agreement with respect to, or ShopKo shall have consummated a Company Alternative Transaction (as defined in the Merger Agreement except that references in the definition to "20%" shall be deemed to be to "50.1%") or such a transaction shall have occurred.

         We are not aware of any Acquisition Proposals that have been announced, disclosed otherwise communicated to ShopKo's special committee or the Board of Directors. We do not believe that our actions to date have constituted an Acquisition Proposal and would strongly disagree with any view to the contrary. However, we cannot be certain that an Acquisition Proposal will not be announced, disclosed or otherwise communicated to ShopKo's special committee or the Board of Directors prior to the Special Meeting or that the Acquirors will not claim that our actions have constituted an Acquisition Proposal such that they are entitled to, in the circumstances described above, payment of the Termination Fee. In addition, if the Acquirors make such assertions, despite our view to the contrary, it is possible that the Board of Directors will conclude that we have made an Acquisition Proposal and authorize payment of such amount.

         In the event the Merger is defeated, our present intentions are to nominate directors to the board at the Company's next meeting of shareholders at which directors are to be elected who we believe will take all necessary steps to consider all options to maximize shareholder value. However, there can be no assurance that if the Merger is defeated that an alternative transaction will be presented to the shareholders in the future and, even if an alternative merger or recapitalization transaction is presented to the shareholders, that it will be for consideration equal to or in excess of the consideration to be paid in the Merger. If ShopKo continues as an independent public company, there can be no assurance that its share price will remain at or exceed recent trading levels.


                     PARTICIPANTS IN SOLICITATION OF PROXIES

         The participants in the solicitation of proxies are Levco, Purchase, Purchase II, Alvarado, Levin & Co., Levco GP, BKF Capital, Henry Levin, Jonathan Reiss, Rosty Raykov and Gabe Tsuboyama. ShopKo is not a participant in the solicitation of proxies.

         BKF Capital is a public company that operates entirely through Levin & Co. and its related entities. BKF Capital is the sole shareholder of Levin Management Co., which in turn is the sole shareholder of Levin & Co., which in turn is the sole shareholder of Levco GP. The principal business of Levco GP is to act as general partner of investment partnerships, including Purchase, Purchase II and Alvarado. Levin & Co. is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that specializes in managing equity portfolios for institutional and individual investors primarily in the United States. Levin & Co. acts as an investment adviser to Levco and manages a separate client account which holds the ShopKo's Common Stock. The principal business of Levco, Purchase, Purchase II and Alvarado is to acquire, hold and dispose of investments in various companies. Levco is a Cayman Islands company. Purchase, Purchase II and Alvarado are Delaware limited partnerships. Levco GP and Levin & Co. are Delaware corporations. The principal business address of each of the Participants, other than Levco, is One Rockefeller Plaza, New York, New York, 10020. The principal business address of Levco is BISYS Hedge Fund Services (Cayman) Limited, c/o Q&H Corporate Services Ltd., Harbour Centre, George Town, Grand Cayman, Cayman Island.

         As of August 1, 2005, the Participants may be deemed to be the beneficial owners of 1,818,400 shares of the Common Stock, which represent approximately 6% of outstanding shares of Common Stock.

         Messrs. Henry Levin, Jonathan Reiss, Rosty Raykov and Gabe Tsuboyama are also employees of the Participant Beneficial Owners. None of them will receive any special compensation in connection with such solicitation.

                   INFORMATION REGARDING SHOPKO AND THE MERGER

         According to the Company's Proxy Statement, ShopKo is a Wisconsin corporation with its principal executive office located at 700 Pilgrim Way, Green Bay, Wisconsin 54304; Telephone No. (920) 429-2211. ShopKo operates retail stores throughout the Midwest, Pacific Northwest, Western Mountain, North Central and Rocky Mountain regions under the "ShopKo" and "Pamida" names. The ShopKo stores, which are located primarily in mid-size and larger communities, focus on meeting customers' needs for home, family basics, casual apparel and seasonal products, with a special emphasis on retail health through in-store pharmacies and optical centers.

         ShopKo is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith is required to file reports, proxy statements and other information with the SEC. Reports, registration statements, proxy statements and other information filed by ShopKo with the SEC, including the Company's Proxy Statement, are publicly available at the SEC website: www.sec.gov.

         We note that the Company's Proxy Statement contains information regarding:

         o    a summary term sheet of the Merger;

         o the terms of the Merger Agreement and the Merger and related transactions;

         o any reports, opinions and/or appraisals received by ShopKo in connection with the Merger;

         o past contacts, transactions and negotiations by and among the parties to the Merger and their respective affiliates and advisors;

         o federal and state regulatory requirements that must be complied with and approvals that must be obtained in connection with the Merger;

         o security ownership of certain beneficial owners and management of the Company, including 5% owners;

         o    the number of Shares outstanding as of the Record Date;

         o    the trading prices of ShopKo stock over time;

         o    the establishment of a quorum;

         o    the vote required for approval;

         o    the treatment of abstentions and "broker non-votes;"

         o the compensation paid and payable to ShopKo directors and executive officers;

         o the requirements for the submission of shareholder proposals to be considered for inclusion in the Company's proxy statement for the 2005 annual meeting of Shareholders, in the event that the Merger Agreement and the Merger are not approved by the Shareholders; and

         o ShopKo, Goldner Hawn and Mr. Eugster and their respective affiliates.

         Unless otherwise noted, the information in this proxy statement concerning ShopKo, Goldner Hawn and Mr. Eugster has been taken from or is based upon the Company's Proxy Statement. Neither the Participants nor any of their respective affiliates is responsible for the accuracy of information set forth in the Company's Proxy Statement.

              OTHER MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

         Other than as described above, the Participants know of no other business to be presented at the Special Meeting, but if other matters do properly come before the Special Meeting, the persons appointed in the proxy will use their discretion to vote the shares of Common Stock represented by proxy cards in accordance with their judgment on such matters.

         According to the Company's Proxy Statement, if the Merger is completed, there will be no public participation in any future meetings of the Shareholders. If the Merger is not completed, however, Shareholders will continue to be entitled to attend and participate in meetings of Shareholders. If the Merger is not completed, ShopKo will inform the Shareholders, by press release or other means determined by ShopKo, of the date by which shareholder proposals must be received by ShopKo for inclusion in the proxy materials relating to ShopKo's 2005 annual meeting.

                                VOTING PROCEDURES

         According to the Company's Proxy Statement, all votes cast by proxy or in person at the Special Meeting will be tabulated by the inspector of election appointed for the Special Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. The Company's Proxy Statement indicates that:

         (i) Shares entitled to vote at the Special Meeting may take action on a matter at the Special Meeting only if a quorum of those shares exists with respect to that matter. Accordingly, the presence, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum for the transaction of business at the Special Meeting. If a share is represented for any purpose at the Special Meeting, other than for the purpose of objecting to the Special Meeting or the transacting of business at the Special Meeting, it will be deemed present for purposes of determining whether a quorum exists. Shares of Common Stock represented by proxies reflecting abstentions and properly executed broker non-votes are counted for purposes of determining whether a quorum exists at the Special Meeting. If a quorum is not present, ShopKo intends to adjourn or postpone the meeting until a quorum is obtained.

         (ii) If you are a Shareholder and abstain from voting on the proposed Merger, your shares will be counted for determining whether a quorum is present at the Special Meeting. An abstention has the legal effect of a vote "AGAINST" the proposed Merger and Merger Agreement and the adjournment of the Special Meeting.

         (iii) Approval of the Merger and Merger Agreement and the adjournment of the Special Meeting requires the affirmative vote of 15,085,126 shares of Common Stock, being a majority of the shares of Common Stock outstanding on the Record Date.

         (iv) Brokers who hold shares in "street name" for clients typically have the authority to vote on "routine" proposals when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as approval of the Merger Agreement. Proxies submitted without a vote by brokers on these matters are referred to as "broker non-votes." A "broker non-vote" has the legal effect of a vote "AGAINST" the proposed Merger. In the case of the meeting adjournment proposal, a "broker non-vote" will have no effect on the outcome of the voting.

         For more details regarding such procedures and the related matters please refer to the Company's Proxy Statement.

         Whether or not you are able to attend the Special Meeting, you are urged to complete the accompanying green proxy card and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the meeting will be voted. IF NO SPECIFICATION IS MADE, THE SHARES WILL BE VOTED "AGAINST" THE MERGER AND MERGER

AGREEMENT AND THE ADJOURNMENT OF THE SPECIAL MEETING AND IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE SPECIAL MEETING.

                                PROXY PROCEDURES

         IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE SPECIAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ACCOMPANYING GREEN PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

         The accompanying green proxy card will be voted at the Special Meeting in accordance with your instructions on such card.

REVOCATION OF PROXIES

         Any Shareholder who has mailed a proxy card to ShopKo may revoke it before it is voted by mailing the accompanying green proxy card duly executed to the Participants bearing a LATER date. The Company's Proxy Statement indicates that proxies may be revoked at any time prior to voting by: (i) by sending a written notice to the Secretary of ShopKo to the address specified below stating that you would like to revoke your proxy; (ii) by completing and submitting a new, later-dated proxy card by mail to ShopKo at the address noted below; (iii) by voting by telephone after previously voting or submitting your proxy card;
(iv) by voting over the Internet after previously voting or submitting your proxy card; or (v) by attending the Special Meeting and voting in person. Attendance at the Special Meeting alone will not revoke your proxy. You must also vote at the Special Meeting in order to revoke your previously submitted proxy. You should send any notice of revocation or your completed new, later-dated green proxy card, as the case may be, to the Secretary of ShopKo at ShopKo's executive offices located at 700 Pilgrim Way, Green Bay, Wisconsin 54304. For more details regarding such procedures and the related matters please refer to the Company's Proxy Statement. If your shares are held in "street name," you must contact your broker or other nominee and follow the directions provided to you in order to change your vote.

         Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a Shareholder on the Record Date, you will retain your voting rights at the Special Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares on the accompanying green proxy card, even if you sell such shares after the Record Date.

DISSENTERS' RIGHT OF APPRAISAL

         ShopKo is a Wisconsin corporation. According to the Company's Proxy Statement, under Wisconsin law, Shareholders do not have the right to exercise dissenters' rights in connection with the Merger. If the Merger Agreement is approved and the Merger is completed, Shareholders who voted against the Merger and Merger Agreement will be treated the same as other Shareholders and their shares of Common Stock will automatically be converted into the right to receive the Merger consideration of $24.00 per share.

                         COST AND METHOD OF SOLICITATION

         Solicitation of proxies will be made by the Participants stated under the heading "PARTICIPANTS IN SOLICITATION OF PROXIES."

         The Participants have retained MacKenzie Partners, Inc. ("Proxy Solicitor") to conduct the solicitation, for which Proxy Solicitor is to receive customary fees, plus reimbursement for its reasonable out-of-pocket expenses. The Participants have agreed to indemnify Proxy Solicitor against certain liabilities and expenses, including certain liabilities under the federal securities laws. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to Proxy Solicitor pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable. Proxies may be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person. It is anticipated that Proxy Solicitor will employ approximately twenty five persons to solicit proxies from Shareholders for the Special Meeting.

         Costs related to the solicitation of proxies, including expenditures for attorneys, accountants, public relations and financial advisers, proxy solicitors, advertising, printing, transportation and related expenses, will be borne by the Participants.

                          CERTAIN INFORMATION REGARDING
                        ARRANGEMENTS/UNDERSTANDINGS WITH
                         RESPECT TO SECURITIES OF SHOPKO

         The Participants are required to and have made Schedule 13D filings with respect to their ownership of Common Stock. Such Schedule 13D filings are publicly available on the SEC's website: www.sec.gov.

                          FUTURE SHAREHOLDER PROPOSALS

         The following description of the requirements for making shareholder proposals as Shopko's 2005 annual meeting was taken from the Company's Proxy Statement.

         If the Merger is completed, there will be no public participation in any future meetings of shareholders of ShopKo. If the Merger is not completed, however, shareholders will continue to be entitled to attend and participate in meetings of shareholders. If the Merger is not completed, ShopKo will inform its shareholders, by press release or other means determined reasonable by ShopKo, of the date by which shareholder proposals must be received by ShopKo for inclusion in the proxy materials relating to ShopKo's 2005 annual meeting, which proposals must comply with the rules and regulations of the SEC then in effect.

                           FORWARD-LOOKING STATEMENTS

         This proxy statement contains certain forward-looking statements concerning the financial condition and business of ShopKo. Generally, the words "will," "may," "should," "continue," "believes," "expects," "intends," "anticipates" or similar expressions identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. A number of factors, but known and unknown, could cause actual results to differ materially from those contemplated by the forward-looking statements.

                             ADDITIONAL INFORMATION

         Neither the Participants nor any of their respective affiliates is responsible for the accuracy of information set forth in the Company's Proxy Statement or any other public filings or statements made by ShopKo, Goldner Hawn and Mr. Eugster.

Date:         , 2005                           LEVCO ALTERNATIVE FUND, LTD.
                                               PURCHASE ASSOCIATES, L.P.
                                               PURCHASE ASSOCIATES II, L.P.
                                               ALVARADO CAPITAL PARTNERS, L.P.
                                               JOHN A. LEVIN & CO., INC.
                                               LEVCO GP, INC.
                                               BKF CAPITAL GROUP, INC.
                                               HENRY LEVIN
                                               JONATHAN REISS
                                               ROSTY RAYKOV
                                               GABE TSUBOYAMA

                                    IMPORTANT


         Tell the Board of Directors what you think! Your vote is important. No matter how many Shares you own, vote your proxy AGAINST the Merger proposal by taking three steps:

         o        SIGNING the enclosed GREEN proxy card,

         o        DATING the enclosed GREEN proxy card, and

         o MAILING the enclosed GREEN proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

         If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the GREEN proxy card representing your Shares. We urge you to confirm in writing your instructions to MacKenzie Partners, Inc. at the address provided below so that the we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

         If you have any questions or require any additional information concerning this Proxy Statement, please contact MacKenzie Partners, Inc. at the address set forth below.


                                [GRAPHIC OMITTED]
                       [LOGO - MACKENZIE PARTNERS, INC.]

                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                           proxy@mackenziepartners.com

                                       or
                          CALL TOLL FREE (800) 322-2885

                                PRELIMINARY COPY

GREEN PROXY


                       SPECIAL MEETING OF SHAREHOLDERS OF
                               SHOPKO STORES, INC.
                        TO BE HELD ON OCTOBER __, 2005


                      THIS PROXY IS SOLICITED ON BEHALF OF

LEVCO ALTERNATIVE FUND, LTD., PURCHASE ASSOCIATES, L.P., PURCHASE ASSOCIATES II,
   L.P., ALVARADO CAPITAL PARTNERS, L.P., JOHN A. LEVIN & CO., INC., LEVCO GP,
           INC., BKF CAPITAL GROUP, INC., HENRY LEVIN, JONATHAN REISS,
                        ROSTY RAYKOV AND GABE TSUBOYAMA



         The undersigned hereby constitutes and appoints Henry Levin, Jonathan Reiss, Rosty Raykov and Gabe Tsuboyama and each or any of them, as true and lawful agents and proxies with full power of substitution in each to represent the undersigned, and to vote all shares of common stock, par value $ 0.01 per share ("Common Shares"), of ShopKo Stores, Inc. ("ShopKo") which the undersigned would be entitled to vote if personally present, at the Special Meeting of Shareholders of ShopKo scheduled to be held at the offices of Sidley Austin Brown & Wood LLP, Bank One Plaza, 10 South Dearborn Street, 55th Floor, Room 2C, Chicago, Illinois 60603 at local time, on October , 2005 and at any adjournments, postponements or reschedulings thereof, on all matters coming before the Special Meeting. This is not a solicitation on behalf of, or in support of, the Board of Directors of ShopKo.


         You are encouraged to specify your choice by marking the appropriate box on the reverse side of this card. This Proxy when properly executed will be voted in the manner directed herein by the undersigned Shareholder. IF NO DIRECTION IS MADE WITH RESPECT TO THE VOTING OF COMMON SHARES, THIS PROXY WILL BE VOTED "AGAINST" THE PROPOSALS DESCRIBED ON THE REVERSE SIDE OF THIS PROXY. The persons listed above cannot vote your Common Shares unless you sign and return this card.

         Definitive copies of this proxy card are intended to first being furnished to shareholders on or about September , 2005.

         (Continued on the reverse side)

         (Continued from the reverse side)

         [X] Please mark your vote as in this example

         PLEASE MARK, SIGN, DATE AND RETURN THE PROXY PROMPTLY USING THE ENCLOSED ENVELOPE

THE PARTICIPANTS STRONGLY RECOMMEND A VOTE "AGAINST" THE FOLLOWING PROPOSALS:


         1. The approval of the Agreement and Plan of Merger, dated as of April 7, 2005, which was subsequently amended on September 9, 2005 (as amended, the "Merger Agreement"), with Badger Retail Holding, Inc. and Badger Acquisition Corp., which are entities directly and indirectly owned by Goldner Hawn Johnson & Morrison Incorporated, a Minneapolis-based private equity firm, a copy of which is attached as Appendix A to the proxy statement of ShopKo, dated August 9, 2005, with a copy of the amendment to the Merger Agreement attached as
Exhibit 10.1 to ShopKo's Current Report on Form 8-K, dated September 9, 2005.



                  FOR [ ]       AGAINST [ ]      ABSTAIN [ ]

         2. The approval of a proposal to adjourn the Special Meeting if necessary or appropriate to permit further solicitation of proxies by ShopKo if there are not sufficient votes at the time of the Special Meeting to approve the Merger Agreement

                  FOR [ ]       AGAINST [ ]      ABSTAIN [ ]

         IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

Dated: ______________, 2005

                                          ______________________________________
                                          Signature(s) (Title, if any)


                                          ______________________________________
                                          Signature if held jointly


Note: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.